82-3470



03024907

03 JUL 30 AM 7:21



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

25th July, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange l
6-3-654, Adjacent to
Erramanjil Bus Stop
Somajiguda
Hyderabad 500 002

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Unaudited Financial Results (Provisional) for the Quarter ended 30th June, 2003

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results (Provisional) of the Company, alongwith a statement providing details of Segment-wise Revenue, Results and Capital Employed, for the Quarter ended 30th June, 2003, approved at the meeting of the Board of Directors of the Company held on 25th July, 2003.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of the Quarter ended 30th June, 2003, is also enclosed.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

dlw 7/30

Encl. as above


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC LIMITED

Unaudited Financial Results (Provisional) for the Quarter ended 30th June, 2003

(Rs. in Crores)

		Quarter Ended 30.06.2003	Quarter Ended 30.06.2002	Twelve months Ended 31.03.2003
GROSS INCOME		2812.67	2747.78	11194.47
NET SALES TURNOVER	[1]	1428.85	1408.02	5865.78
OTHER INCOME	[2]	57.05	25.97	169.59
NET INCOME (1 + 2)		1485.90	1433.99	6035.37
Less:				
TOTAL EXPENDITURE	[3]	816.89	839.57	3712.00
a) (Increase) / decrease in stock-in-trade		(137.74)	(57.56)	3.00
b) Consumption of raw materials, etc.		586.66	590.10	2245.42
c) Staff cost		93.72	81.57	346.12
d) Other expenditure		274.25	225.46	1117.46
INTEREST (Net)	[4]	5.46	8.55	29.84
DEPRECIATION	[5]	59.41	53.33	237.34
PROFIT BEFORE TAX (1+2-3-4-5)	[6]	604.14	532.54	2056.19
Less:				
PROVISION FOR TAXATION	[7]	206.92	188.62	684.84
NET PROFIT (6-7)	[8]	397.22	343.92	1371.35
PAID UP EQUITY SHARE CAPITAL	[9]	247.51	247.51	247.51
(Ordinary shares of Rs. 10/- each)				
RESERVES EXCLUDING REVALUATION RESERVES	[10]	-	-	5056.48
EARNINGS PER SHARE (Basic & Diluted) (Rs.)	[11]	16.05	13.90	55.41
AGGREGATE OF NON-PROMOTER SHAREHOLDING	[12]			
- NUMBER OF SHARES		247511886	247511886	247511886
- PERCENTAGE OF SHAREHOLDING		100	100	100

Notes :

(i) The above results were approved at the meeting of the Board of Directors of the Company held on 25th July, 2003.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) The Company's topline growth was hindered by the 10-day transporters' strike in April'03 which disrupted shipments considerably, particularly in the Paperboards and Agri Business segments.

(v) During the quarter, the Company made a further investment of Rs. 15 Crores in the equity capital of ITC Infotech India Limited, a wholly owned subsidiary of the Company and Rs. 1.99 Crores in the equity capital of ITC Hotels Limited, a subsidiary of the Company.

(vi) During the quarter 227 Investor complaints were received, which were promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(vii) The above is as per Clause 41 of the Listing Agreement and does not take into account the excise issues disputed by the Company.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the quarter ended 30th June, 2003 which need to be explained.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter Ended 30th June, 2003

			(Rs. in Crores)
	Quarter ended 30.06.2003	Quarter ended 30.06.2002	Twelve Months ended 31.03.2003
1. Segment Revenue			
a) FMCG - Cigarettes	2291.05	2204.85	8764.00
- Others	51.66	10.52	109.20
Total FMCG	**2342.71**	**2215.37**	**8873.20**
b) Hotels	50.07	41.11	193.41
c) Agri Business	331.32	432.72	1658.14
d) Paperboards, Paper & Packaging	295.64	273.50	1162.86
Total	**3019.74**	**2962.70**	**11887.61**
Less : Inter-segment revenue	264.12	240.89	862.73
Gross sales / Income from operations	**2755.62**	**2721.81**	**11024.88**
2. Segment Results			
a) FMCG - Cigarettes	535.63	497.35	1923.53
- Others	(35.92)	(20.45)	(122.44)
Total FMCG	**499.71**	**476.90**	**1801.09**
b) Hotels	0.86	0.04	10.09
c) Agri Business	23.85	36.06	84.05
d) Paperboards, Paper & Packaging	52.74	46.53	226.27
Total	**577.16**	**559.53**	**2121.50**
Less : i) Interest (Net)	5.46	8.55	29.84
ii) Other un-allocable expenditure net of un-allocable income	(32.44)	18.44	35.47
Total Profit Before Tax	**604.14**	**532.54**	**2056.19**
3. Capital Employed			
a) FMCG - Cigarettes *	1281.43	1433.86	1621.58
- Others	114.45	61.81	80.41
Total FMCG	1395.88	1495.67	1701.99
b) Hotels	960.36	818.95	943.09
c) Agri Business	467.77	460.42	410.88
d) Paperboards, Paper & Packaging	1282.82	1194.31	1260.91
Total Segment Capital Employed	**4106.83**	**3969.35**	**4316.87**

* Before considering provision of Rs. 1069 Crores (30.06.2002 - Rs. 686 Crores) in respect of disputed State taxes, the levy/collection of which has been stayed.

Notes :

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies.The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	- Cigarettes & Smoking mixtures.
: Others	- Branded Garments, Greeting Cards, Stationery & Gifts, Packaged Foods (Staples, Confectionery, Snack Foods and Ready to Eat Food) and Agarbattis and Matches sourced from the small scale sector.
Hotels	- Hoteliering.
Paperboards, Paper & Packaging	- Paperboards, Paper including Specialty Paper and Packaging.
Agri Business	- Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) Branded Garments, Greeting Cards, Stationery & Gifts, Packaged Foods, Agarbattis and Matches constitute new business activities. Accordingly segment results largely reflect start up and business development costs.

(4) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 960 Crores (2002 - Rs. 819 Crores) includes Rs. 822 Crores (2002 - Rs. 715 Crores) relating to the recently opened hotels at Mumbai and Kolkata as well as capital work in progress in respect of the second hotel under construction in Mumbai.

The segment results for Hotels continue to reflect the gestation cost of the newly opened hotels, the impact of the global slump in international travel and the holding cost in respect of Hotel Searock which has been the subject matter of a prolonged legal dispute.

(5) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business.

During the quarter, the Agri Business revenues / results witnessed a degrowth over the same period last year due to :

(a) transporters' strike in April 2003;
(b) significant reduction in the size of export opportunity in non basmati rice which was available last year (Rs. 152 Crores in Q1 2002 against Rs. 32 Crores in Q1 2003); and
(c) significant appreciation of the Rupee against the US Dollar.

(6) As at 30th June 2003, the total capital employed of the Company stood at Rs. 5763 Crores (2002 - Rs. 4758 Crores) including Rs. 803 Crores (2002 - Rs. 881 Crores) being legacy assets acquired by the Company as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997.

(7) Figures for the previous year have been recast to conform to the current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 25th July, 2003
Place : Kolkata, India

For and on behalf of the Board


Executive Director


Chairman

A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700 016

The Board of Directors
ITC Limited
Virginia House
37 J L Nehru Road
Kolkata 700 071.

Dear Sirs,

LIMITED REVIEW REPORT

1. We have reviewed the financial results for the quarter ended 30th June 2003 (interim financial information) reported in column 3 of the accompanying Statement of "Unaudited Financial Results (Provisional) for the Quarter ended 30th June 2003" (the Statement) of ITC Limited prepared by the company pursuant to Clause 41 of the Listing Agreement with the stock exchanges in India, which has been initialled by us for identification purposes. This Statement is the responsibility of the company's management and has been approved by the Board of Directors.

2. We conducted our limited review to obtain moderate assurance as to whether the information disclosed in column 3 of the accompanying Statement is free of material misstatement. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review conducted by us as aforesaid, nothing has come to our notice that causes us to believe that the accompanying Statement prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed in respect of the results for the quarter ended 30th June 2003, or that it contains any material misstatement.

For A F FERGUSON & CO.
Chartered Accountants

(A K Mahindra)
(Partner)

Kolkata: 25th July, 2003

TELEPHONE : 22298817, 22299256 • FAX : (033) 22264182 • E-MAIL : affkol@vsnl.net
BANGALORE • CHENNAI • HYDERABAD • JAMSHEDPUR • MUMBAI • NEW DELHI • PUNE • VADODARA
MIDDLE EAST : DUBAI, U. A.E., MUSCAT, OMAN

03 JUL 30 AM 7:21


ITC

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

25th July, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock
Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
6-3-654,
Adjacent to Erramanjil Bus Stop
Somajiguda
Hyderabad 500 002

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr. P. K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sir,

Board of Directors

We write to advise that the Board of Directors of the Company at its meeting held on 25th July, 2003, noted the resignation of Mr. T. M. Nagarajan, Nominee Director of Industrial Development Bank of India.

Kindly amend your records accordingly.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Deputy Secretary


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

03 JUL 30 AM 7:21



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

25th July, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Manager Listing
Bangalore Stock Exchange Ltd.
Stock Exchange Towers
51, 1st Cross, J. C. Road
Bangalore 560 027

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Hyderabad Stock Exchange Ltd.
6-3-654, Adjacent to
Erramanjil Bus Stop
Somajiguda
Hyderabad 500 002

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

The Secretary
Pune Stock Exchange Ltd.
'Shivleela Chambers'
752, Sadashiv Peth
R. B. Kumthekar Marg
Pune 411 030

The Secretary
The Uttar Pradesh Stock
Exchange Association Ltd.
Padam Towers
14/113, Civil Lines
Kanpur 208 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Dear Sirs,

Unaudited Financial Results (Provisional) for the Quarter ended 30th June, 2003

Further to our letter dated 25th July, 2003 forwarding the Unaudited Financial Results (Provisional) of the Company for the quarter ended 30th June, 2003, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited



(R. K. Singhi)
Deputy Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.



ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

To :

From : **Mr. SH Venkatramani**
Head – Corporate Communications

Financial Results for the Quarter ended 30th June, 2003

Post-tax profit grows by 15.5 %

ITC's post-tax profit for the Quarter ended 30th June, 2003 posted an impressive growth of 15.5% to Rs. 397.22 crores while pre-tax profit registered a growth of 13.4 % to Rs. 604.14 crores. Earnings per share for the Quarter stood at Rs. 16.05.

The Company's topline growth was hindered by the 10-day transporters' strike in April '03 which disrupted shipments considerably, particularly in the Paperboards and Agri Business segments. Despite this constraint, underlying net turnover, after adjusting for once-off non-basmati rice exports last year (Rs.152 crores), grew by a significant 11% .

FMCG - Cigarettes

In line with the Company's strategy of delivering world class products, the first quarter saw the launch of several superior and differentiated products targeted across market segments. **'Insignia'**, the Company's offering in the super premium category, was extended to the 6 metros and Pune. It is rapidly creating a franchise in the consumers' minds as the finest global standard in cigarette quality. The business also launched another version of Wills Navy Cut, namely Wills Silk Cut. The value-added **Star** variants of Scissors, Capstan and Bristol were launched in the Bingos segment.

FMCG - Others

Branded Packaged Foods

The Company's Branded Packaged Foods business continued to expand rapidly. In the Ready to Eat segment, the product portfolio was further expanded with the introduction of **'Aashirvaad ReadyMeals'** - a range of wholesome everyday dishes from the **'Kitchens of India'** stable. In the Staples category, **'Aashirvaad Pure Salt'** - launched in March 2003 - was progressively extended to target markets, while **'Aashirvaad Atta'** continued to gain increasing consumer acceptance. The 'Aashirvaad' brand is rapidly gaining national presence. In the Confectionery segment, the national roll out of **'mint-o'** and **'Candyman'** was completed during the quarter.

.../2-

The business plans to launch a slew of high quality products across categories, leveraging the capabilities of the Company's Technology Centre at Bangalore.

Lifestyle Retailing

During the quarter, the **'Wills Lifestyle'** product portfolio was further strengthened with the launch of the **'Clublife'** and the **'Classic'** range for the party wear and work wear segments respectively. Preparations are already under way to launch the limited edition '**Couture**' range. These launches, together with the **'Wills Sport'** range (the first to be launched by the Company), will complete the '**Wills Lifestyle'** product portfolio, positioning it as a full wardrobe brand for men and women.

The business also launched a range of international quality eyewear from '**Valentino'** and ladies handbags from '**Furla'** in 14 of the exclusive **'Wills Lifestyle'** stores across the country.

The Company's foray into the mid-priced segment with the **'John Players'** range was scaled up rapidly during the quarter with distribution now extending to nearly 1600 outlets. Consumer response has been encouraging and the brand is being progressively rolled out to establish national presence quickly. '**John Players'** won the Business World sponsored National Institute of Design's award for design excellence in the FMCG packaging category.

Greeting Cards & Gifts

The Greeting cards business further strengthened its market standing by improving its market share to 20%. Apart from extending market coverage of the **'Expressions Paperkraft'** range of stationery products, the business also launched the **'Classmates'** range of notebooks in the school stationery segment, leveraging the competencies residing in the Paperboards and Specialty Paper business of the Company

Safety Matches

Quick roll out during the quarter enabled the business to achieve national coverage within 9 months of commencing activities to market safety matches produced by the small scale sector. The Company's technical and management support has enabled the small scale vendors to attain superior product quality.

Agarbattis

All 3 brands, namely **'Spriha'**, **'Nivedan'** and **'Ashageet'**, have received encouraging consumer response. Distribution is being extended in a phased manner to progressively achieve national coverage. In addition to the sourcing support provided to the small scale sector, the Company has launched a programme, as part of its rural development initiative, to train rural women in agarbatti rolling, thereby providing them a regular source of income.

...3/-

Hotels

Segment revenues at Rs. 50 crores grew by 21.8% over the same period last year on the back of revenues from the newly opened ITC Sonar Bangla, Kolkata, as well as improved occupancies and room realisations. However, segment results were depressed due to depreciation and other operating charges in respect of ITC Sonar Bangla.

Construction of the Company's second hotel in Mumbai, ITC Grand Central, is progressing satisfactorily.

Paperboards and Specialty Paper

Successful leveraging of the recent investments in pulp manufacturing, poly-extrusion and supercalendering facilities augmented sales growth of value added products, which now constitute nearly 50% of total paperboard sales. **The Company's Elemental Chlorine Free (ECF) pulp mill is the only one of its kind in the country, meeting world-class environmental standards.** Indian customers in environmentally sensitive industries like foods and pharmaceuticals are increasingly opting for the Company's ECF pulp-based board, the internationally preferred packaging option. With growing demand for this product, the business is already drawing up plans for future expansion of pulp capacity.

Agri business

The e-choupal network was further ramped up to nearly 2150 installations, reaching out to more than 1.3 million farmers in close to 12000 villages in the states of Madhya Pradesh, Karnataka, Andhra Pradesh and Uttar Pradesh.

Total agri exports, after adjusting for once-off non-basmati rice exports last year, grew marginally. Exports were adversely affected by the transporters' strike in April 03 and the strengthening Indian Rupee. Despite difficult trading conditions coupled with the continuing oversupply situation in the global leaf tobacco industry and the steep currency devaluation in competing countries, the Company's leaf tobacco exports grew in volume terms by 10%.

The Board of Directors, at its meeting held in Kolkata on 25th July, 2003, approved the financial results for the quarter ended 30th June, 2003, which are enclosed.



July 25, 2003